

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-mail
Ms. Peggy Garvin
President
Greene Power Inc.
2702 Oxborough Drive
Matthews, NC 28105

Re: Greene Power Inc.
Registration Statement on Form 10-12G
Filed August 13, 2009
File No. 000-53760

Dear Ms. Garvin:

We issued comments on the above captioned filing on September 10, 2009. On June 26, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Jennifer Riegel at (202) 551-3575 or the undersigned at (202) 551-3715 if you have any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Jillian Sidoti, Esq
        34721 Myrtle Court
        Winchester, CA 92596